525 W. Monroe Street
Chicago, IL 60661-3693
312.902.5200 tel
312.902.1061 fax
MARK D. WOOD mark.wood@kattenlaw.com
312.902.5493 direct
312.577.8858 fax

May 20, 2011

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention Laura Veator

Re:	Power Solutions International, Inc.

Item 4.01 of Form 8-K

Filed May 5, 2011

File No. 000-52213

Dear Ms. Veator:

On behalf of our client, Power Solutions International, Inc. (the “Company”), set forth below is a response to your letter of comment dated May 17, 2011 (the “Letter”) relating to the above-referenced Form 8-K (the “Original Form 8-K”). The comment from the Letter is repeated below.

The Company has the following response to the Staff’s comments:

1.	Please amend your Form 8-K to state whether Miller Cooper & Co., Ltd. resigned, declined to stand for re-election, or was dismissed.

Response: On May 20, 2011, the Company filed a Current Report on Form 8-K/A (the “Form 8-K/A”), amending the disclosure contained in Item 4.01 of the Original Form 8-K to clarify that, as a result of Miller Cooper & Co., Ltd. (“Miller Cooper”) not being registered with the Public Company Accounting Oversight Board and, accordingly, the inability of Miller Cooper to serve as independent auditors of our financial statements following the reverse merger transaction contemplated by the Original Form 8-K as required by applicable federal securities laws, Miller Cooper resigned as The W Group’s independent auditors and The W Group accepted Miller Cooper’s resignation.

Further, the Company has obtained a revised letter from Miller Cooper dated May 20, 2011, and filed this letter with the SEC as Exhibit 16.1 to the Form 8-K/A, which letter provides that Miller Cooper agrees with the revised disclosure in Item 4.01.

CHARLOTTE	CHICAGO	IRVING	LONDON	LOS ANGELES	NEW YORK	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

May 20, 2011

Enclosed for your convenience is a copy of the Form 8-K/A, marked to show changes to the disclosure included in Item 4.01 of the Original Form 8-K.

In connection with responding to your comments and with this submission, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the response above, together with the revised disclosure included in the Form 8-K/A, fully addresses the comment contained in the Letter. If you have any questions regarding the foregoing, please contact the undersigned at 312-902-5493.

Very truly yours,

/s/ Mark D. Wood
Mark D. Wood

Enclosures

cc:	Gary S. Winemaster